UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

LEO HOLDINGS CORP.
 (Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
 (Title of Class of Securities)

G5463L105
 (CUSIP Number)

March 7, 2019
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

CUSIP No. G5463L105	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
BASSO SPAC FUND LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
894,417

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
894,417

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
894,417

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G5463L105	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
BASSO MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
894,417

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
894,417

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
894,417

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G5463L105	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
BASSO CAPITAL MANAGEMENT, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
894,417

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
894,417

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
894,417

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. G5463L105	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
BASSO GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
894,417

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
894,417

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
894,417

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. G5463L105	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
HOWARD I. FISCHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
894,417

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
894,417

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
894,417

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Page 7 of 11 Pages

Item 1(a).               Name of Issuer:
Leo Holdings Corp. (the “Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

21 Grosvenor Place, London, SW1X 7HF, United Kingdom

Item 2(a).               Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)      Basso SPAC Fund LLC (“Basso SPAC”);
ii)     Basso Management, LLC (“Basso Management”);
iii)    Basso Capital Management, L.P. (“BCM”);
iv)    Basso GP, LLC (“Basso GP”); and
v)     Howard I. Fischer (“Mr. Fischer”).

This Statement relates to Shares (as defined herein) directly beneficially owned by Basso SPAC. Basso Management is the manager of Basso SPAC. BCM serves as the investment manager of Basso SPAC. Basso GP is the general partner of BCM. Mr. Fischer is the sole portfolio manager for Basso SPAC, the Chief Executive Officer and a founding partner of BCM, and a member of each of Basso Management and Basso GP. Accordingly, each of Basso Management, BCM, Basso GP and Mr. Fischer may be deemed to indirectly beneficially own the Shares reported herein.

Item 2(b).               Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1266 East Main, Street, Fourth Floor, Stamford, Connecticut 06902.

Item 2(c).               Citizenship:

Each of Basso SPAC, Basso Management, and Basso GP is a Delaware limited liability company.  BCM is a Delaware limited partnership.  Mr. Fischer is a citizen of the United States.

Item 2(d).               Title of Class of Securities:
Class A ordinary shares, par value $0.0001 per share (the “Shares”)
Item 2(e).               CUSIP Number:
G5463L105

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                                Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 8 of 11 Pages

Item 4.                    Ownership:
Item 4(a)                Amount Beneficially Owned:

As of March 7, 2019, each of the Reporting Persons may have been deemed the beneficial owner of 1,020,420 Shares. This amount consisted of (i) 970,420 Shares and (ii) 50,000 Shares underlying units (“Units”).   As of April 1, 2019, each of the Reporting Persons may be deemed the beneficial owner of 894,417 Shares.  This amount consists of (i) 844,417 Shares and (ii) 50,000 Units.

The beneficial ownership amounts reported herein exclude warrants to purchase Shares (“Warrants”), if any, underlying the Units or held directly by the Reporting Persons, because the Reporting Persons do not have the right to acquire the Shares underlying the Warrants within 60 days.

Item 4(b)                Percent of Class:

As of March 7, 2019, each of the Reporting Persons may have been deemed the beneficial owner of approximately 5.1% of Shares outstanding.  As of April 1, 2019, each of the Reporting Persons may be deemed the beneficial owner of approximately 4.5% of Shares outstanding  (There were 20,000,000 Shares outstanding as of March 29, 2019, according to the Issuer’s annual report on Form 10-K, filed on March 29, 2019.)

Item 4(c)                Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	894,417
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	894,417
Item 5.                    Ownership of Five Percent or Less of a Class:

As of April 1, 2019, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                    Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BASSO SPAC FUND LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Authorized Signatory

BASSO MANAGEMENT, LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

BASSO CAPITAL MANAGEMENT, L.P.
By:	/s/ Howard I. Fischer
Howard I. Fischer
Chief Executive Officer & Managing Partner

BASSO GP, LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

HOWARD I. FISCHER
/s/ Howard I. Fischer

April 4, 2019

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	11

Page 11 of 11 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A ordinary shares of Leo Holdings Corp. dated as of April 4, 2019 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BASSO SPAC FUND LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Authorized Signatory

BASSO MANAGEMENT, LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

BASSO CAPITAL MANAGEMENT, L.P.
By:	/s/ Howard I. Fischer
Howard I. Fischer
Chief Executive Officer & Managing Partner

BASSO GP, LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

HOWARD I. FISCHER
/s/ Howard I. Fischer

April 4, 2019